Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638

Phone: (574) 294-7511 ● Fax: (574) 522-5213

December 1, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Attention: John Cash, Accounting Branch Chief

Re:

Patrick Industries, Inc.
Form 10-K for the Year Ended December 31, 2013
Definitive Proxy Statement on Schedule 14A (filed April 28, 2014)
Form 10-Q for the Period Ended June 29, 2014
Form 8-K (filed August 14, 2014)
File No. 0-03922

Dear Mr. Cash:

Regarding the comment letter dated November 5, 2014 from the Securities and Exchange Commission (“SEC”), as we discussed on Tuesday, November 25, 2014 with the Staff of the SEC, please note that we plan to submit our responses to the SEC comments on or before December 8, 2014.

Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President – Finance and Chief Financial Officer